EXHIBIT 99.1

Crescent Point Announces Annual General Meeting Voting Results

CALGARY, Alberta, May 04, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) held its Annual General Meeting (“AGM” or “the meeting”) on May 4, 2018, in Calgary. Approximately 276 million common shares, representing 50.26% of the outstanding common shares, were represented in person or by proxy at the meeting. Over 500 individuals were in attendance at this year’s AGM. Consistent with its approach of ensuring transparency, Crescent Point confirmed with representatives of Cation Capital Inc. (“Cation”) in advance of the meeting that the Company would retain and provide access to a full record of the meeting.

During the regular business proceedings at the meeting, shareholders approved the election of all the directors standing for re-election along with Mr. François Langlois. None of Cation’s nominees were elected.

Full voting results for all resolutions are set forth below.

1. Fixing Number of Directors

The election of 10 Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
267,674,540	98.67%	3,617,111	1.33%

2. Election of Directors

The 10 director nominees proposed by management were elected. Votes were received as follows for all 14 director nominees:

Nominee	Votes For
Rene Amirault	152,186,992
Peter Bannister	192,676,390
Laura A. Cillis	234,325,419
Ted Goldthorpe	237,065,204
Robert F. Heinemann	235,300,370
Mike Jackson	179,790,019
François Langlois	239,717,549
Barbara Munroe	233,170,173
Gerald A. Romanzin	184,667,194
Scott Saxberg	225,688,443
Thomas A. Budd	21,569,852
Sandy L. Edmonstone	21,472,236
Dallas J. Howe	111,791,133
Herbert C. Pinder	122,339,232

“We are pleased to announce that all 10 of Crescent Point’s director nominees were elected to its Board,” said Peter Bannister, Chairman of Crescent Point’s Board of Directors. “We would like to thank our shareholders for their ongoing engagement, feedback and support. We remain committed to our board renewal process and are focused on maximizing returns for shareholders.”

3. Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point’s auditors was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
267,266,435	97.69%	6,323,105	2.31%

4. Increasing the Restricted Share Bonus Plan Common Share Reserve

The resolution approving an amendment to the Restricted Share Bonus Plan increasing the number of common shares to be reserved for issuance thereunder by six million. Votes were received as follows:

Votes For	Percent	Against	Percent
230,159,467	86.43%	36,125,629	13.57%

5. Adoption of a Stock Option Plan

The resolution approving the adoption of the Stock Option Plan with a maximum number of shares to be reserved for issuance thereunder of 13 million. Votes were received as follows:

Votes For	Percent	Against	Percent
213,487,843	80.18%	52,769,923	19.82%

6. Approving Previously Granted Options

The resolution ratifying and approving the prior grant of an aggregate of 2,988,032 options to certain employees under Crescent Point’s Stock Option Plan. Votes were received as follows:

Votes For	Percent	Against	Percent
217,146,835	81.52%	49,226,461	18.48%

7. Advisory Vote on Executive Compensation

The resolution to accept the Company’s approach to executive compensation, the full text of which is set forth in the Information Circular, was not approved. Votes were received as follows:

Votes For	Percent	Against	Percent
104,511,391	38.52%	166,780,259	61.48%

“We acknowledge and recognize this year’s voting result,” said Mike Jackson, chair of Crescent Point’s Compensation Committee. “Last year, over 86 percent of votes received were in favour of our approach to executive compensation. We will re-engage with shareholders and remain committed to implementing the right plan that aligns with performance.”

The biographies of Crescent Point’s Board members and details about its governance practices are available on www.crescentpointenergy.com.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1